SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Publicly-Held Company (in process of incorporation by TSA) Corporate Taxpayer's ID (CNPJ/ME): 02.558.115/0001-21 Corporate Registry (NIRE): 33 300 276 963	TIM S.A. Publicly-Held Company (in process of incorporation and listing) Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

Stalking Horse Qualification

TIM S.A. ("TSA", “Company” or “TIM”), in process of incorporation of its parent company TIM PARTICIPAÇÕES S.A. (“TPAR”) (B3: TIMP3; NYSE: TSU) and consequent listing of its capital, as a result of a resolution taken at the Extraordinary General Meeting of both companies, held on August 31, 2020, in the form and for the purposes of the CVM Instruction No. 358/2002 (“ICVM 358”), as amended, in continuity with the Material Facts disclosed on March 10th, 2020, July 18th, 2020, July 27th, 2020 and August 7th, 2020, informs its shareholders and to the market in general, what follows:

In replacement of the revised binding offer presented to the Oi Group on July 27th, 2020 (“Revised Offer”), together with Telefônica Brasil S.A. (“VIVO”) and Claro S.A. (“Claro” and, jointly with TIM and VIVO, the “Offerors”) a new proposal was submitted by the Offerors, on September 7th, 2020, through which they ratified the amount of R$16,500,000,000.00 (including R$756,000,000.00 for services to be provided in the transition period for until 12 months by Oi Group to the Offerors). In addition to this amount, the Offerors took the commitment to enter in long-term contracts for the provision of transmission capacity services and adjusted certain terms of the Revised Offer. As a result, the Offerors were effectively qualified by Oi Group to participate in the competitive process of sale of Mobile Assets UPI, on the condition of “stalking horse”, which should be reflected in the proposal of adjustment of Oi's Judicial Reorganization Plan, to be deliberate at the Creditors’ General Meeting of Oi Group convened for September 8th, 2020.

As a “stalking horse”, the Offerors will also have the right, at their sole discretion, to cover the highest value offer that may be presented in the said competitive process (“right to top”).

As already explained in previous communications, the transaction, if completed, will add value: (i) for the Company and its shareholders through the opportunity to accelerate its growth and increase operational efficiency through synergies; (ii) for its customers, as the transaction will promote gains in the experience of use and improvement in the quality of the service provided, in addition to the possibility of launching products and offers; and (iii) for the sector as a whole that will be strengthened in its investment capacity, technological innovation, as well as its competitiveness.

The Companies will keep their shareholders and the general market duly informed of the progress of the competitive process for the sale of Oi Group's mobile assets, pursuant to ICVM 358 and applicable legislation.

Rio de Janeiro, September 7th, 2020.

TIM Participações S.A.	TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer	Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 7, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.